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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X           Form 40-F
                                ---                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes             No  X
                                 ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .
                                                 -----

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                                 [ASHANTI LOGO]


          P   R    E    S    S        R    E    L    E    A    S    E
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE                                           27 NOVEMBER 2003



                              DIRECTORS' INTERESTS



Mr Trevor Stanley Schultz, a director of Ashanti Goldfields Company Limited informed the Company on 26 November 2003 that he sold 5,000 ordinary shares in the Company at US$13.25 on 26 November 2003, resulting in his total beneficial interest in the ordinary shares of the Company being 18,213.




                                    - END -


Enquiries

Ashanti Goldfields Company Limited

Ernest Abankroh, Company Secretary                      Tel: +(233) 21 774977
Kwaku Akosah-Bempah, AG. MD - Public Affairs            Tel: +(233) 21 778173
Corinne Gaisie                                          Tel: +44 20 7256 9938

The Global Consulting Group
North American Contact
Allan Jordan                                             Tel: +1 646 284 9452


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:   December 1, 2003                ASHANTI GOLDFIELDS COMPANY LIMITED



                                        By:  /s/ Ernest Abankroh
                                             -----------------------------
                                        Name:  Ernest Abankroh
                                        Title:  Company Secretary